# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Biofrontera Inc., CIK 0001858685
CUSIP: 09077D209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 120 Presidential Way, Suite 330, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001213900-22-051105
Filed by CIK 0001571071
Persons authorized to receive notices and communications: Alexander Link, 120 Presidential Way, Suite 330, Woburn, Massachusetts (MA), 01801, 49622164924

## Reporting persons
- Biofrontera AG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (5.16% of the class)
- Deutsche Balaton Aktiengesellschaft (CIK 0001571071): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 58,884; shared voting power 400,000; sole dispositive power 58,884; shared dispositive power 400,000; aggregate amount beneficially owned 458,884 (5.92% of the class)
- VV Beteiligungen Aktiengesellschaft: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 458,884; sole dispositive power 0; shared dispositive power 458,884; aggregate amount beneficially owned 458,884 (5.92% of the class)
- Delphi Unternehmensberatung Aktiengesellschaft (CIK 0001571070): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 458,884; sole dispositive power 0; shared dispositive power 458,884; aggregate amount beneficially owned 458,884 (5.92% of the class)
- Wilhelm Konrad Thomas Zours: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 458,884; sole dispositive power 0; shared dispositive power 458,884; aggregate amount beneficially owned 458,884 (5.92% of the class)
- Alexander Link: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 458,884; sole dispositive power 0; shared dispositive power 458,884; aggregate amount beneficially owned 458,884 (5.92% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Biofrontera Inc.
Address of issuer's principal executive offices: 120 Presidential Way, Suite 330, Woburn, Massachusetts (MA), 01801

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Biofrontera AG ("BFAG"), Deutsche Balaton Aktiengesellschaft ("DB"), VV Beteiligungen Aktiengesellschaft ("VVB"), Delphi Unternehmensberatung Aktiengesellschaft ("DU"), Wilhelm Konrad Thomas Zours and Alexander Link, which are collectively referred to as the "Reporting Persons". BFAG, DB, VVB and DU are collectively referred to as the "Reporting Entities" and Messrs. Zours and Link are collectively referred to as the "Reporting Individuals".
Residence or business address: The address of the principal business office of DB, VVB, DU and each Reporting Individual is Ziegelhauser Landstrasse 3, Heidelberg, Germany, 69120. The address of the principal business office of BFAG is Hemmelrather Weg 201, D-51377 Leverkusen, Germany.
Present principal occupation or employment:
The principal business of VVB and DB is to invest in, hold and dispose of equity and equity-related investments.

The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments.

BFAG is a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products for the treatment of dermatological diseases.

Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and member of the management board of DU (together with Hansjorg Plaggemars).

Alexander Link is a member of the board of management of DB, with single power of representation, and is member and chair of the supervisory board of BFAG, with a casting vote.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been, and to knowledge of the Reporting Persons, none of the Scheduled Persons (as defined below) has been, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been, and to knowledge of the Reporting Persons, none of the Scheduled Persons (as defined below) has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Entities are each organized under the laws of Germany. Each of the Reporting Individuals are citizens of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Reference is made to the Schedule 13G filed by BFAG on February 10, 2022. Since the date of such filing, BFAG has not acquired or disposed of any common stock of the Issuer.

Reference made to Amendment No. 1 to Schedule 13D filed by DB, VVB, DU, Mr. Zours, Mr. Link, and Rolf Birkert on September 19, 2022. On the date of such filing, Mr. Birkert was a member of the management board of DB, with single power of representation. Currently, Mr. Birkert is a member of the management board of DB with joint power of representation only, and is accordingly no longer a Reporting Person. Since the date of such filing, none of the Reporting Persons named therein has acquired or disposed of any common stock of Biofrontera Inc.

As none of the Reporting Person has made any acquisition of securities of the Issuer required to be reported under Regulation 13D-G, under the Securities Exchange Act of 1934, as amended (the "Act") (17 CFR 240.13d-1 through 240.13f-1) since the date of their last filing under Regulation 13D-G, this Item is inapplicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Explanatory Note: This Amendment No. 2 to Schedule 13D is being filed to include BFAG as a Reporting Person herein and to describe certain existing relationships among the Reporting Persons. There is no agreement among the Reporting Persons, written or oral, with respect to the acquisition, ownership, voting or disposition of any securities of the Issuer, and the Reporting Persons disclaim the existence of any group among them within the meaning of Section 13(d)(3) of the Act or the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder. This Amendment No. 2 also updates the shareholdings of the Reporting Persons to reflect the Reverse Stock Split described below. All percentages herein are based on 7,749,211 shares outstanding as reported by the Issuer as of November 12, 2024, in its Quarterly Report on Form 10-Q filed November 14, 2024.

Prior to November 2, 2021, the Issuer was a wholly owned subsidiary of BFAG. On November 2, 2021, the Issuer consummated its initial public offering ("IPO") of 3,600,000 units, each consisting of (i) one share of common stock of the Issuer and (ii) one warrant entitling the holder to purchase one share of Issuer's common stock at an exercise price of $5.00 per share, and such equity securities were registered under Section 12(b) of the Act. Immediately following the IPO, BFAG owned 8,000,000 shares, or approximately 69.0% of the Issuer's then outstanding shares. According to the Issuer's publicly-available filings with the SEC, following the IPO, the Issuer entered into numerous transactions involving the issuance of Issuer equity securities and/or rights, resulting in substantial dilution to BFAG. In addition, according to such filings, effective as of 11:59 pm, July 3, 2023, the Issuer effected a 1-for-20 reverse stock split of its then outstanding shares of common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the 8,000,000 shares of Issuer common stock held by BFAG immediately following the IPO were converted into 400,000 shares of Common Stock. BFAG has not purchased or sold any equity securities of the Issuer since the IPO.

DB purchased the shares of Common Stock reported on this Schedule 13D for investment purposes. In addition, DB sought to offset in part the economic dilution resulting to BFAG (and, indirectly, to BFAG's shareholders) as a result of the Issuer's repeated issuances of common stock and warrants, as described in Issuer's publicly-available filings with the SEC. As a result of the Reverse Stock Split, the 1,177,680 shares of common stock of the Issuer reported on Amendment No. 1 were converted into 58,884 shares of Common Stock.

Subject to market conditions, DB currently intends to acquire additional voting securities of the Issuer, or instruments convertible into voting securities of the Issuer, as DB may from time to time deem desirable for investment purposes. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, subscriptions made pursuant to rights offerings by the Issuer, or otherwise (including the exercise of any options or other securities exercisable for, or convertible into, any such securities of the Issuer).

Subject to market conditions, DB may also dispose of voting securities of the Issuer from time to time, as DB deems desirable. Any such dispositions may be effected through open market sales, block trades, privately-negotiated transactions, or otherwise.

On December 13, 2021, DB filed an action against BFAG with the local court of Cologne, Germany. DB argues that the listing of the Common Stock by the Issuer on NASDAQ and the issuance of Common Stock to third parties as part of the IPO required approval at BFAG's general meeting. The local court of Cologne ruled that BFAG's board resolutions regarding the IPO of the Issuer are void because BFAG had to obtain its general meeting's approval. However, the former board members and members of the supervisory board of BFAG joined the litigation and lodged an appeal against such ruling to the Higher Regional Court of Cologne, Germany, where this litigation is still pending.

The Reporting Individuals, BFAG, DU and VVB currently do not intend to acquire securities of the Issuer directly.

Except as set forth above, the Reporting Persons have no current plans or proposals with respect to (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure, (vii) changes to the Issuer's organizational documents or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership of each of the Reporting Persons in the shares of Common Stock to which this statement relates is as follows:

BFAG holds 400,000 shares of Common Stock, which constitutes 5.16% of the Beneficial Ownership of the shares of Common Stock.

DB beneficially owns 458,884 shares of Common Stock, which constitutes 5.92% of the aggregate beneficial ownership of such class. The 458,884 shares beneficially owned consists of the 58,884 shares held directly by DB and the 400,000 shares held by BFAG. DB, directly and indirectly through certain of its subsidiaries, holds 42.6% of the outstanding voting shares in BFAG and, as of June 12, 2024,consolidates BFAG for financial reporting purposes. Mr. Link, a management board member of DB, is a member and serves as chairman of the supervisory board of BFAG. As chairman, Mr. Link is entitled to the casting vote in the event of any vote of the supervisory board would otherwise result in a tie. In addition, two other supervisory board members of BFAG, Mr Hansjorg Plaggemars and Mr Tobias Reich, serve as management board members of certain subsidiaries of DB. As a result of such stock ownership and relationships, DB may be deemed to have shared voting power and/or shared dispositive power over the shares of the Issuer held by BFAG. However, DB disclaims beneficial ownership of the shares of the Issuer held by BFAG.

VVB beneficially owns 458,884 shares of Common Stock, which constitutes 5.92% of the aggregate beneficial ownership of such class. The 458,884 shares beneficially owned consists of the 58,884 shares held directly by DB and the 400,000 shares held by BFAG, which may be deemed to be beneficially owned by DB. VVB owns a majority interest in DB, and therefore may be deemed to haves shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. However, pursuant to a non-domination agreement between VVB and DB (the "Non-Domination Agreement"), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB. Accordingly, VVB disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB (whether directly or through BFAG) in excess of 45% of the voting power thereof.

DU beneficially owns 458,884 shares of Common Stock, which constitutes 5.92% of the aggregate beneficial ownership of such class. The 458,884 shares beneficially owned consists of the 58,884 shares held directly by DB and the 400,000 shares held by BFAG, which may be deemed to be beneficially owned by DB. DU owns a majority interest in VVB, which owns a majority interest in DB, and therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. However, based on the Non-Domination Agreement between VVB and DB, DU disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB in excess of 45% of the voting power thereof. Note that, in addition to the voting shares in BFAG held by DB and its subsidiaries, DU directly holds a 19.6% voting interest in BFAG. Accordingly, disregarding the effect of the Non-Domination Agreement, DU, VVB and DB collectively hold 62.2% of the outstanding voting stock of BFAG and therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer held by BFAG. DU disclaims beneficial ownership of the shares of the Issuer beneficially owned by BFAG.

Wilhelm Konrad Thomas Zours beneficially owns 458,884 shares of Common Stock, which constitutes 5.92% of the aggregate beneficial ownership of such class. The 458,884 shares beneficially owned consists of the 58,884 shares held directly by DB and the 400,000 shares held by BFAG, which may be deemed to be beneficially owned by DB. Mr. Zours owns a majority interest in DU and is the sole member of the management board of VVB and - together with Mr. Plaggemars - board member of DU, and in such roles therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB.Based on the Non-Domination Agreement, Mr. Zours disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB in excess of 45% of the voting power thereof. Mr. Zours further disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB and/or BFAG, except to the extent of his pecuniary interest therein. Mr. Zours does not own any shares of the Issuer in his individual capacity.

Alexander Link beneficially owns 458,884 shares of Common Stock, which constitutes 5.92% of the aggregate beneficial ownership of such class. The 458,884 shares beneficially owned consists of the 58,884 shares held directly by DB and the 400,000 shares held by BFAG. Mr. Link is a member of the management board of DB and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. Mr. Link is also a member and chairman of the supervisory board of BFAG and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by BFAG. Mr. Link disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB and/or BFAG. Mr. Link does not own any shares of the Issuer in his individual capacity.

For the reasons set forth above, the Reporting Persons may be deemed to constitute a group under Section 13(d)(3) of the Act, but each disclaim existence of any such group.

All percentages relating to the Common Stock set forth in this Schedule 13D are based on 7,749,211 shares outstanding as reported by the Issuer as of November 12, 2024, in its Quarterly Report on Form 10-Q filed November 14, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) BFAG has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 400,000 shares of Common Stock. BFAG does not have shared power to vote or direct the vote of, or shared power to dispose or direct the disposition of, any shares of Common Stock.

(ii) DB has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 58,884 shares of Common Stock. DB has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 400,000 shares.

(iii) VVB does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of Common Stock. Based on the factors set forth in Item 5(a), above, VVB has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 458,884 shares of Common Stock.

(iv) DU does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of Common Stock. Based on the factors set forth in Item 5(a), above, DU has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 458,884 shares of Common Stock.

(v) Mr. Zours does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of Common Stock. Based on the factors set forth in Item 5(a), above, Mr. Zours has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 458,884 shares of Common Stock.

(vi) Mr. Link does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of Common Stock. Based on the factors set forth in Item 5(a), above, Mr. Link has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 458,884 shares of Common Stock.
Transactions in the class effected during the past sixty days: During the 60 day period preceding the date of this filing, the Reporting Persons have not purchased or sold any shares of Common Stock of the Issuer
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement
99.4 - Power of Attorney

## Signatures
- Biofrontera AG: /s/ Pilar de la Huerta Martinez, Pilar de la Huerta Martinez/Chief Financial Officer (12/20/2024)
- Deutsche Balaton Aktiengesellschaft: /s/ Rolf Birkert, Rolf Birkert (12/20/2024)
- Deutsche Balaton Aktiengesellschaft: /s/ Alexander Link, Alexander Link (12/20/2024)
- VV Beteiligungen Aktiengesellschaft: /s/ Wilhelm Konrad Thomas Zours, Wilhelm Konrad Thomas Zours (12/20/2024)
- Delphi Unternehmensberatung Aktiengesellschaft: /s/ Wilhelm Konrad Thomas Zours, Wilhelm Konrad Thomas Zours (12/20/2024)
- Wilhelm Konrad Thomas Zours: /s/ Wilhelm Konrad Thomas Zours, Wilhelm Konrad Thomas Zours (12/20/2024)
- Alexander Link: /s/ Alexander Link, Alexander Link (12/20/2024)